John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
July 21, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-159267)	John Hancock Life Insurance Company (U.S.A.) AnnuityNote Series 2 Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-159268)	John Hancock Life Insurance Company of New York AnnuityNote Series 2 Variable Annuity Contracts
Dear Ms. White:
This letter supplements our letter dated July 16, 2009 (the “July 16 letter”). It responds to your additional comments, which were provided during our telephone conversation on July 21, 2009, regarding the initial Form N-4 Registration Statements referenced above, filed on May 15, 2009 (Accession Nos. 0000950135-09-004040 and 0000950135-09-004041). Your additional comments are shown in italics. In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. EDGAR class identifier.
In regard to Comment 1.a. in the July 16 letter, the class identifier change from “AnnuityNote B Share” to “AnnuityNote Series 2” has not appeared on EDGAR. Please make the change.
RESPONSE: As of July 21, 2009, the name has been changed to “AnnuityNote Series 2~~B Share~~” to conform to the name that appears on the front cover page of the prospectus, i.e., “AnnuityNote Series 2.”
Comment 2. Maturity Date later than 95th birthday of oldest Annuitant.
In regard to Comment 6.a. in the July 16 letter, you have not made a change to the prospectus to clarify whether a contract owner can select a Maturity Date that is later than the first day of the month following the 95th birthday of the oldest Annuitant. Please add language that the contract owner can select a Maturity Date later than the first day of the month following the 95th of the oldest Annuitant.
RESPONSE: We will revise the “General” paragraph under “V. Description of the Contract — Contract Provisions Applicable After the Maturity Date” with the additional language, as follows:
General
Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract’s Maturity Date. The Maturity Date is the date specified on your Contract’s specifications page, unless you change that date. If no date is specified, the Maturity Date is the first day of the month following the 95th birthday of the oldest Annuitant. You may specify a different Maturity Date (including a

Alison T. White, Esq.
SEC Office of Insurance Products
July 21, 2009

       date later than the first day of the month following the 95th birthday of the oldest Annuitant) at any time by written request at least one month before both the date previously specified and the new Maturity Date. The new Maturity Date may not be later than the previously specified Maturity Date, however, unless we consent. ~~Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see “VII. Federal Tax Matters.”).~~ Distributions may be required from IRAs before the Maturity Date. (See “VII. Federal Tax Matters — Individual Retirement Account/Annuity (IRA) Contracts — Required Minimum Distributions.”) Currently, there is no IRS guidance with respect to a maximum date on which annuity payments must start under an annuity contract that is not used in connection with a tax-qualified retirement plan. You should consult with a qualified tax advisor for information about potential adverse tax consequences for Maturity Dates under Non-Qualified Contracts which occur when the Annuitant is at an advanced age, e.g., past age 90.
Comment 3. Tax law affecting Maturity Date.
In regard to Comment 6.b. in the July 16 letter, which asked you to advise supplementally why the Company would object to a contract owner’s request for a later Maturity Date, please specify supplementally what sections(s) of the tax law might affect your decision to permit later Maturity Dates.
RESPONSE: Section 72 of the Internal Revenue Code contains general provisions with respect to non-recognition of income under a deferred annuity contract. As stated in our previous response, the IRS has not provided guidance as to any maximum age upon which annuity payments must commence for a contract to qualify as an “annuity contract” for purposes of this Section. In the event that any future rulings, regulations, or other pronouncements by the IRS provide guidance to do so, we would restrict maximum allowable maturity dates.
The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Request for Acceleration
On behalf of the Registrants and John Hancock Distributors LLC, their Principal Underwriter, I have been authorized to request an order to accelerate the effectiveness of the above-referenced registration statements to the earliest possible time on July 27, 2009. I intend to make such request orally within one business day of the filing of Pre-Effective Amendment No. 2 to Registration Statement Nos. 333-159267 and 333-159268. As required by Rule 461(a) of the Act, the Registrants and Principal Underwriter certify that they are aware of their obligations under the Act.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities